EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2005		2004		2003		2002		2001
Earnings:
Income from continuing operations before income taxes	$77,105		$89,332		$36,004		$44,999		$42,683
Fixed charges, excluding interest on deposits	44,468		33,523		31,313		27,461		25,821

Subtotal	121,573		122,855		67,317		72,460		68,504
Interest on deposits	66,112		52,400		57,710		72,978		111,096

Total	$187,685		$175,255		$125,027		$145,438		$179,600

Fixed charges:
Interest on borrowed funds	$42,668		$31,990		$29,280		$25,394		$23,888
Interest component of rental expense	1,800		1,533		2,033		2,067		1,933

Subtotal	44,468		33,523		31,313		27,461		25,821
Interest on deposits	66,112		52,400		57,710		72,978		111,096

Total	$110,580		$85,923		$89,023		$100,439		$136,917

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.73	x	3.66	x	2.15	x	2.64	x	2.65	x
Including interest on deposits	1.70	x	2.04	x	1.40	x	1.45	x	1.31	x